SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the

Securities Exchange Act of 1934

For the month of February 2007

Vannessa Ventures Ltd.

(Translation of registrant’s name into English)

000-30462

(Commission File Number)

Suite 220, 1010 – 1st Street SW, Calgary, Alberta, Canada T2R 1K4

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [  ]     No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-             .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VANNESSA VENTURES LTD.

(Registrant)

Date: February 1, 2007

By:

/s/ John R. Morgan

Name: John R. Morgan

Title:   President

click here for printer-friendly PDF version

EXHIBIT INDEX

Exhibit

Description

1.

News Release, 1 February 2007 -  English

VANNESSA VENTURES LTD.
Suite 220, 1010 - 1st Street S.W.
Calgary, AB   T2R 1K4
Tel:  (403) 444-5191 / Fax: (403) 444-5190

N E W S   R E L E A S E

February 1, 2007	SYMBOL TSXV: VVV

Extension of Expiry Date of 2,500,000 Warrants by One Year

Vannessa Ventures Ltd. (the “Company”) - The Company will seek approval from the TSX Venture Exchange to extend the expiry date of 2,500,000 share purchase warrants (the “Warrants”) issued on February 18, 2004.  All Warrants currently entitle the holders to acquire one additional common share of the Company at a price of $0.66 per share up until February 18, 2007.

The Company proposes to extend the expiry date of the outstanding Warrants to February 18, 2008 with no other terms of the Warrants being amended.

The proposed extension of the expiry date of these Warrants is subject to approval of the TSX Venture Exchange.

By order of the Board,

_______________________________
JOHN MORGAN
President & Director

Vannessa Ventures Ltd.

"The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release."